Exhibit 99.11

FORM OF CASH AWARD UNDER THE 2007 PLAN

COMPANY LETTERHEAD

[DATE]

Dear [NAME],

RE: Cash Award

TheStreet, Inc. (the “Company”) has decided to provide you with the opportunity to earn a Cash Award in the amount of $[____] (the “Cash Award”) under the terms of the 2007 Performance Incentive Plan, as amended from time to time (the “2007 Plan”). You will be entitled to the Cash Award if [INSERT DISCUSSION OF APPLICABLE PERFORMANCE OBJECTIVE THAT NEEDS TO BE ACHIEVED FOR PAYMENT OF THE CASH AWARD] (the date the Company certifies achievement, the “Certification Date”). Your right to the Cash Award will be subject to your continued employment with the Company or its affiliates through the date of payment of such Cash Award [and you signing and not revoking the general waiver and release attached to this letter (the “Release”)]. The Cash Award will be paid in a single lump sum in cash, less applicable withholdings, on the first payroll date following the [Certification Date]/date that the Release becomes effective and irrevocable, but in no event prior to the Certification Date].

[For purposes of this agreement, the term “Cause” will mean: (i) your willful misconduct or gross negligence in the performance of your obligations, duties and responsibilities of your position with the Company (including those as an employee of the Company set forth in the Company’s Code of Business Conduct and Ethics), (ii) your dishonesty or misappropriation, in either case that is willful and material, relating to the Company or any of its funds, properties, or other assets, (iii) your inexcusable repeated or prolonged absence from work (other than as a result of, or in connection with, a Disability (as defined below)), (iv) any unauthorized disclosure by you of Confidential Information (as defined below) or proprietary information of the Company, which is reasonably likely to result in material harm to the Company, (v) your conviction of a felony (including entry of a guilty or nolo contender plea) involving fraud, dishonesty, or moral turpitude, (vi) a violation of federal or state securities laws, or (vii) the failure by you to attempt to perform faithfully the duties and responsibilities of your position with the Company, or other material breach by you of this letter agreement, provided any such failure or breach described in clauses (i), (ii), (iii), (iv), (vi) and (vii) is not cured, to the extent cure is possible, by you within thirty (30) days after written notice thereof from the Company to you; provided, however, that no failure or breach described in clauses (i), (ii), (iii), (iv), (vi) and (vii) will constitute Cause unless (x) the Company first gives you written notice of its intention to terminate your employment with the Company for Cause and the grounds of such termination no fewer than ten (10) days prior to the date of termination; and (y) you are provided an opportunity to appear before the Company’s Board of Directors, with or without legal representation at your election to present arguments on your own behalf; and (z) if you elect to so appear, such failure or breach is not cured, to the extent cure is possible, within thirty (30) days after written notice from the Company to you that, following such appearance, the Company’s Board of Directors has determined in good faith that Cause exists and has not, following the initial notice from the Company, been cured; provided further, however, that notwithstanding anything to the contrary in this letter agreement and subject to the other terms of this proviso, the Company may take any and all actions, including without limitation suspension (but not without pay), it deems appropriate with respect to you and your duties at the Company pending such appearance and subsequent to such appearance during which such failure or breach has not been cured. No act or failure to act on your part will be considered “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interests of the Company.]

Your Cash Award will also be conditioned on your not disclosing the existence of this agreement or the terms hereunder (other than to your spouse, legal counsel or financial advisor) or any Confidential Information during your employment with the Company or thereafter to any individual, corporation, partnership, limited liability company, limited liability partnership, association, trust or other unincorporated organization or entity other than the Company or its affiliates, except with the prior written consent of the Company or its affiliates, as may be required by law or court or administrative order (in which event you must notify the Company as promptly as practicable of such disclosure), or in the performance of your duties on behalf of the Company.

For purposes of this agreement, the term “Confidential Information” will mean any information including without limitation plans, specifications, models, samples, data, customer lists, customer information, computer programs and documentation, and other technical and/or business information, in whatever form, tangible or intangible, that can be communicated by whatever means available at such time, that relates to the Company’s current business or future business contemplated during your employment with the Company, products, services and development, or information received from others that the Company is obligated to treat as confidential or proprietary. Such Confidential Information will not include any information that (a) has become generally available to the public or is generally known in the relevant trade or industry other than as a result of an improper disclosure by you, or (b) was available to or became known to you prior to the disclosure of such information on a non-confidential basis without breach of any duty of confidentiality to the Company).

Your employment remains at-will, meaning that you and the Company may terminate the employment relationship at any time, with or without cause, and with or without notice.

This agreement is intended to comply with, or be exempt from, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") so that none of the payments or benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt. In the event that your Cash Award is deemed to be “Deferred Compensation” within the meaning of Section 409A, and the time period in which you must sign and not revoke the Release spans two calendar years, such Cash Award will be paid on the first payroll date in the second calendar year.

The Cash Award is intended to be a “bonus program” as defined under U.S. Department of Labor regulation 2510.3-2(c) and shall be construed and administered in accordance with such intention.

The Cash Award shall be satisfied from the general assets of the Company and no provision under this agreement shall require the Company to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. You shall have no rights under this agreement other than as unsecured general creditors of the Company.

This agreement contains all of the understandings and representations between the Company and you relating to the Cash Award and supersedes all prior and contemporaneous understandings, discussions, agreements, representations, and warranties, both written and oral, with respect to any retention bonus; provided, however, that this letter agreement shall not supersede any other agreements between the Company and you, and specifically your offer letter dated [DATE] and severance agreement dated [DATE] shall remain in full force and effect. This agreement may not be amended or modified unless in writing signed by both the Company and you.

This agreement and all related documents including all exhibits attached hereto, and all matters arising out of or relating to this agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of New York.

We appreciate your hard work and continued efforts on behalf of the Company. Should you have any questions about this letter or anything else relating to the Cash Award, please contact [NAME OF CONTACT] at [PHONE NUMBER].

[Signature page follows]

THESTREET, INC.	[INSERT NAME OF EMPLOYEE]

By:

Printed Name:	Date:

Title:

Date:

RELEASE AGREEMENT

This Release (this “Release”) is entered into by _________ (“Bonus Recipient”) and TheStreet, Inc., a Delaware corporation (the “Company”), effective as of _________ (the “Effective Date”).

In consideration of and as a condition to Bonus Recipient’s right to receive the Cash Award as described in the letter agreement Bonus Recipient entered into with the Company dated _______, 20__ (the “Agreement”), Bonus Recipient and the Company agree as follows:

1.            General Releases and Waivers of Claims.

(a)  Bonus Recipient’s Release of Company. In consideration of the payments and benefits provided to Bonus Recipient under the Agreement and after consultation with counsel, Bonus Recipient on behalf of him/herself and each of her/his respective heirs, executors, administrators, representatives, agents, successors and assigns (collectively, the “Bonus Recipient Parties”) hereby irrevocably and unconditionally release and forever discharge the Company and its current and former subsidiaries and affiliates and each of their respective current and former officers, employees, directors, shareholders and agents (“Company Parties”) from any and all claims, actions, causes of action, rights, judgments, fees and costs (including attorneys’ fees), obligations, damages, demands, accountings or liabilities of whatever kind or character (collectively, “Claims”), including, without limitation, any Claims based upon contract, tort, or under any federal, state, local or foreign law, that the Bonus Recipient Parties may have, or in the future may possess, arising out of any aspect of Bonus Recipient’s employment relationship with and service as an employee, officer, director or agent of the Company, or the termination of such relationship or service, that occurred, existed or arose on or prior to the date hereof; provided, however, that Bonus Recipient does not release, discharge or waive (i) any rights to payments and benefits provided under the Agreement, (ii) any right Bonus Recipient may have to enforce this Release or the Agreement, (iii) Bonus Recipient’s eligibility for indemnification in accordance with the Company’s certificate of incorporation, bylaws or other corporate governance document, any applicable insurance policy or any contract or provision to which Bonus Recipient is a party or as to which Bonus Recipient otherwise is entitled to indemnification benefits, with respect to any liability she incurred or might incur as an employee, officer or director of the Company, (iv) any claims for accrued, vested benefits under any employee benefit or pension plan of the Company Parties subject to the terms and conditions of such plan and applicable law including, without limitation, any such claims under COBRA or the Employee Retirement Income Security Act of 1974, or (v) any rights under or in respect of any written agreements executed by the parties (collectively, the “Applicable Agreements”). Additionally, nothing in this Release precludes Bonus Recipient from reporting possible violations of federal law or regulation, or participating in any investigation or proceeding, to or before any federal or state agency or governmental body (“Government Agencies”) or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation without prior authorization from or any notice to the Company. However, while Bonus Recipient may file a charge and participate in any such proceeding, by signing this Agreement, Bonus Recipient waives any right to bring a lawsuit against the Company Parties, and waive any right to any individual monetary recovery in any such proceeding or lawsuit; provided, however, notwithstanding anything to the contrary in this Agreement, in no way shall this Agreement limit Bonus Recipient’s right to receive an award for information provided to any Government Agencies.

(b) Bonus Recipient’s Specific Release of ADEA Claims. In further consideration of the payments and benefits provided to Bonus Recipient under the Agreement, Bonus Recipient on behalf of him/herself and the other Bonus Recipient Parties hereby unconditionally release and forever discharge the Company Parties from any and all Claims that the Bonus Recipient Parties may have as of the date Bonus Recipient signs this Release arising under the Federal Age Discrimination in Employment Act of 1967, as amended, and the applicable rules and regulations promulgated thereunder (“ADEA”). By signing this Release, Bonus Recipient hereby acknowledges and confirms the following: (i) Bonus Recipient was advised by the Company in connection with his/her termination to consult with an attorney of his/her choice prior to signing this Release and to have such attorney explain to him/her the terms of this Release, including, without limitation, the terms relating to his/her release of claims arising under ADEA, and Bonus Recipient has in fact consulted with an attorney; (ii) Bonus Recipient was given a period of not fewer than twenty-one (21) days to consider the terms of this Release and to consult with an attorney of his/her choosing with respect thereto; and (iii) Bonus Recipient knowingly and voluntarily accepts the terms of this Release. Bonus Recipient also understands that s/he has seven (7) days following the date on which s/he signs this Release within which to revoke the release contained in this paragraph, by providing the Company a written notice of his/her revocation of the release and waiver contained in this paragraph.

(c)  Company’s Release of Bonus Recipient. The Company for itself and on behalf of the Company Parties hereby irrevocably and unconditionally release and forever discharge the Bonus Recipient Parties from any and all Claims, including, without limitation, any Claims based upon contract, tort, or under any federal, state, local or foreign law, that the Company Parties may have, or in the future may possess, arising out of any aspect of Bonus Recipient’s employment relationship with and service as an employee, officer, director or agent of the Company, or the termination of such relationship or service, that occurred, existed or arose on or prior to the date hereof, excepting any Claim which would constitute or result from conduct by Bonus Recipient that constituted the basis for termination for Cause under the Agreement or could be a crime of any kind. Anything to the contrary notwithstanding in this Release, nothing herein shall release Bonus Recipient or any other Bonus Recipient Party from any Claims based on any right the Company may have to enforce this Release or the Agreement or any of the Applicable Agreements.

(d)  No Assignment. The parties represent and warrant that they have not assigned any of the Claims being released under this Release.

2.            Proceedings. Neither Bonus Recipient nor the Company have filed any complaint, charge, claim or proceeding against the other party before any local, state or federal agency, court or other body relating to Bonus Recipient’s employment or the termination thereof (each, individually, a “Proceeding”).

3.            Remedies.

(a)  In the event Bonus Recipient initiates or voluntarily participates in any Proceeding involving any of the matters waived or released in this Release, or if she fails to abide by any of the terms of this Release, or if s/he revokes the ADEA release contained in Paragraph 1(b) of this Release within the seven (7)-day period provided under Paragraph 1(b), the Company may, in addition to any other remedies it may have, reclaim any amounts paid to him/her, and terminate any benefits or payments that are due pursuant to the termination provisions of the Agreement, without waiving the release granted herein. In addition, in the event that Bonus Recipient has failed to comply with Section 3 of the Agreement (other than as a result of an unintentional and immaterial disclosure of confidential information), the Company may, in addition to any other remedies it may have, to the extent permitted in the Agreement reclaim any amounts paid to her pursuant to the Agreement, without waiving the release granted herein. Bonus Recipient acknowledges and agrees that the remedy at law available to the Company for breach of any of his/her post-termination obligations under the Agreement or any of the Applicable Agreements or his/her obligations hereunder or thereunder would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, Bonus Recipient acknowledges, consents and agrees that, in addition to any other rights or remedies that the Company may have at law or in equity, the Company shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction, or both, without bond or other security, restraining Bonus Recipient from breaching his/her post-termination obligations under the Agreement or any of the Applicable Agreements or her obligations hereunder or thereunder. Such injunctive relief in any court shall be available to the Company, in lieu of, or prior to or pending determination in, any arbitration proceeding.

(b)  Bonus Recipient understands that by entering into this Release s/he will be limiting the availability of certain remedies that s/he may have against the Company and limiting also his/her ability to pursue certain claims against the Company.

(c)  The Company acknowledges and agrees that the remedy at law available to Bonus Recipient for breach of any of its post-termination obligations under the Agreement or any of the Applicable Agreements or its obligations hereunder or thereunder would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, the Company acknowledges, consents and agrees that, in addition to any other rights or remedies that Bonus Recipient may have at law or in equity, Bonus Recipient shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction, or both, without bond or other security, restraining the Company from breaching its post-termination obligations under the Agreement or any of the Applicable Agreements or its obligations hereunder or thereunder. Such injunctive relief in any court shall be available to Bonus Recipient, in lieu of, or prior to or pending determination in, any arbitration proceeding.

(d)  The Company understands that by entering into this Release it will be limiting the availability of certain remedies that it may have against Bonus Recipient and limiting also its ability to pursue certain claims against Bonus Recipient.

4.            Severability Clause. In the event any provision or part of this Release is found to be invalid or unenforceable, only that particular provision or part so found, and not the entire Release, will be inoperative.

5.            Nonadmission. Nothing contained in this Release will be deemed or construed as an admission of wrongdoing or liability on the part of the Company or Bonus Recipient.

6.            Governing Law. All matters affecting this Release, including the validity thereof, are to be governed by, and interpreted and construed in accordance with, the laws of the New York applicable to contracts executed in and to be performed in that State.

7.            Notices. All notices or communications hereunder shall be made in accordance with Section 4 of the Agreement.

EXECUTIVE ACKNOWLEDGES THAT S/HE HAS READ THIS RELEASE AND THAT SHE FULLY KNOWS, UNDERSTANDS AND APPRECIATES ITS CONTENTS, AND THAT SHE HEREBY EXECUTES THE SAME AND MAKES THIS RELEASE AND THE RELEASE AND AGREEMENTS PROVIDED FOR HEREIN VOLUNTARILY AND OF HER OWN FREE WILL.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Release as of _______________.

NAME

THESTREET, INC.

By:
Name:
Title: